Exhibit 99.1

YD Bio Limited Enters into Binding Letter of Intent to Acquire Safe Save Medical Cell Sciences & Technology Co., Ltd., Bolstering Leadership in Advanced Immunocell Therapy

TAIWAN, Jan. 29, 2026 (GLOBE NEWSWIRE) -- YD Bio Limited (“YD Bio Ltd” or the “Company”) (Nasdaq: YDES), a biotechnology company advancing DNA methylation-based cancer detection technology and ophthalmologic innovations, today announced it has entered into a binding Letter of Intent (the “LoI”) to acquire all shares, assets, and business of Safe Save Medical Cell Sciences & Technology Co., Ltd. (“SSMC”), a Taiwan-based dendritic cell immunotherapy platform. The LoI, executed on January 20, 2026, signifies a definitive step towards integrating SSMC’s advanced immunocell therapy capabilities into YD Bio Ltd’s strategic portfolio, further solidifying the Company’s strategic transformation from a portfolio of assets to an end-to-end biotechnology ecosystem.

SSMC specializes in the comprehensive research and development of innovative therapeutic drugs, leveraging its proprietary Autologous Dendritic Cells/Tumor Antigens (ADCTA) technology. This leading platform is expected to be instrumental in developing highly precise and personalized autologous immune targeted therapies, addressing critical unmet medical needs and improving patient outcomes.

SSMC is advancing its Phase III clinical application of autologous dendritic cell (DC) immunocell therapy in glioblastoma and has had extensive collaborations with nine medical centers and hospitals across Taiwan, applying its therapy primarily to patients with Stage IV solid tumors and those with Stage I-III solid tumors unresponsive to standard treatments, covering a broad spectrum of cancers including ovarian, breast, lung, colorectal, pancreatic, and glioblastoma.

“Following the Company’s announced merger with EG BioMed this month to integrate DNA-methylation-driven AI Platforms for cancer diagnostics, this LoI marks a transformative moment for YD Bio Ltd and a significant leap forward in our mission to bring advanced, life-changing cell therapies and regenerative medicine to cancer patients worldwide,” Dr. Ethan Shen, Chairman of the Board and Chief Executive Officer of YD Bio Ltd. ” SSMC, with its late-stage clinical assets and deep expertise in ADCTA technology, perfectly aligns with our strategic vision to expand beyond diagnostics into innovative therapeutic solutions. This acquisition is expected to significantly enhance our R&D capabilities, accelerate our entry into new therapeutic areas, and expand our market reach in the rapidly evolving field of cell and gene therapies, thereby filling a critical gap in our product portfolio with advanced cancer treatment preparations. We are excited to welcome SSMC’s talented team and groundbreaking technologies into the YD Bio family.”

Under the terms of the LoI, YD Bio Ltd intends to acquire 100% of the equity interests of Safe Save Cell (KY) Holdings Limited (the “KY Company”), an offshore holding company to be established through a SSMC’s corporate restructuring that will result in the KY Company holding 100% of SSMC’s shares, for a total consideration of NT$839,832,000 (approximately US$26.87 million).

The consideration for the acquisition is expected to involve a combination of newly issued YD Bio Ltd shares and cash. Specifically, shareholders holding more than 10% of SSMC’s shares, including its founder Mr. Yang Wen-Guang and his affiliates (“Specific Shareholders”), will receive new YD Bio Ltd shares through a share swap. Other shareholders (“General Shareholders”) will have the option to receive cash or elect to receive new YD Bio Ltd shares. All new YD Bio Ltd shares issued in connection with the transactions contemplated by the LoI will be subject to lock-up periods: six (6) months for General Shareholders and one (1) year for Specific Shareholders, in compliance with U.S. securities regulations.

The completion of the acquisition is subject to customary closing conditions, including the successful completion of YD Bio Ltd’s due diligence, SSMC’s corporate restructuring, and the absence of any material adverse changes in SSMC’s business, assets, or financial condition. The parties aim to complete the due diligence process by March 20, 2026, with the closing of the transaction anticipated within thirty (30) days thereafter, pending satisfaction of all conditions precedent.

About Safe Save Medical Cell Sciences & Technology Co., Ltd.

Established in 2011 from Hsinchu Biomedical Science Park, Safe Save Medical Cell Sciences & Technology Co., Ltd. is an advanced biotechnology firm dedicated to advancing the frontier of immunocell therapy. The company specializes in the comprehensive research and development of innovative therapeutic drugs, leveraging its proprietary technology for Autologous Dendritic Cells/Tumor Antigens (ADCTA) in immunotherapy preparations. This approach enables the development of highly precise and personalized autologous immune targeted therapies, positioning SSMC as a leading enterprise and a critical indicator within the domestic immunocell therapy landscape. Guided by a steadfast commitment to its core business philosophy of “R&D Innovation, Excellent Quality, and Professional Service,” SSMC aspires to be a global frontrunner and the definitive leader in immune dendritic cell therapy, driving forward the next generation of personalized cancer treatment and regenerative medicine solutions.

For more information, please visit: https://www.safesavecell.com.tw/.

About YD Bio Limited

YD Bio Limited is a biotechnology company focused on advancing clinical trials, new drug development, cancer prevention diagnostics, stem cell and exosome therapies with the potential to transform the treatment of diseases with high unmet medical need. The Company is committed to improving patient outcomes through scientific innovation and precision medicine. In addition to its R&D efforts, YD Bio Limited is a recognized supplier of clinical trial drugs and has expanded into the development and distribution of post-market auxiliary products. For more information, please visit the Company’s website: ir.ydesgroup.com.

Forward-Looking Statements

This press release contains forward-looking statements, including, among others, statements about the proposed acquisition of SSMC, the anticipated benefits of the acquisition, the expected timing of the completion of the transaction, and the future financial and operating performance of YD Bio Limited. Forward-looking statements are based on current expectations, estimates, forecasts, and projections and are not guarantees of future performance. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Actual results may differ materially due to a variety of factors, including regulatory decisions and feedback; the ability to complete the acquisition on the terms or within the timeframe currently contemplated, the ability to successfully integrate SSMC’s operations and technology, the ability to achieve the anticipated synergies and benefits of the acquisition, and other risks and uncertainties described in YD Bio Ltd’s filings with the U.S. Securities and Exchange Commission (the “SEC”). The Company undertakes no obligation to update any forward-looking statements, except as required by law. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with theSEC.

For investor and media inquiries, please contact:

YD Bio Limited
Investor Relations
Email: investor@ydesgroup.com

WFS Investor Relations Inc.
Email: services@wealthfsllc.com
Phone: +1 628 283 9214

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